Exhibit 4.11

SEASPAN CORPORATION

AMENDED AND RESTATED CHANGE OF CONTROL SEVERANCE PLAN

FOR EMPLOYEES OF SEASPAN SHIP MANAGEMENT LTD.

The Board of Directors of Seaspan Corporation ("Seaspan") recognizes that the possibility of a Change of Control and the uncertainty it creates may materially affect the ability of Seaspan Ship Management Ltd. (“SSML”), as one of its management companies, to recruit qualified employees or result in the loss or distraction of qualified employees of SSML to the detriment of Seaspan and its shareholders.

First, the Board believes avoiding aforementioned loss and distraction would protect and enhance the best interests of Seaspan and its shareholders. Second, the Board believes that when a Change of Control is perceived as imminent, or is occurring, the Board should receive committed service from SSML employees regarding the best interests of Seaspan and its shareholders unaffected by the personal uncertainties associated with an imminent or occurring Change of Control of Seaspan.

Third, the Board believes that it is in the best interests of Seaspan and its shareholders to treat fairly the employees of SSML, as one of its management companies, whose employment terminates in connection with or following a Change of Control.

Accordingly, the Board has determined that appropriate steps should be taken to assure Seaspan and SSML of the continued employment, attention and dedication to duty of SSML employees and to seek to ensure the availability of their continued service, notwithstanding the possibility or occurrence of a Change of Control.

In order to fulfil the above purposes, the following plan has been developed and is hereby adopted.

1.

Establishment of Plan. Seaspan initially established and made the Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd. effective as of January 1, 2009 (the “Original Plan”). As of the Effective Date, the Original Plan is hereby amended and restated as set forth in this document (the Original Plan as amended and restated, the “Plan”).

2.	Definitions. As used herein the following words and phrases shall have the following respective meanings:

a)	"Employee" means any regular, full-time, shore-based employee of SSML based in an office in Canada.
b)

"Base Salary" means the amount a Participant is entitled to receive as salary on an annualized basis, including any recurring bonus but excluding any non-recurring bonus, overtime compensation and long-term incentive compensation, payable by Seaspan or SSML as consideration for the Participant's services. For greater certainty, “Base Salary” excludes any Bonus Amount granted to a Participant and any Phantom Share Units granted to a Participant under to the Seaspan Corporation Stock Incentive Plan.

c)	"Board" means the Board of Directors of Seaspan.
d)

"Bonus Amount" means the cash and share bonus granted under the SSML Amended Employee Cash and Share Bonus Plan on an annualized basis and earned by the Participant in the fiscal year immediately preceding the year in which his or her employment was terminated, including any amounts which are deferred. In the event that a cash or share bonus was not paid out in the preceding year, a three year average will apply.

e)	"Cause" means any termination of a Participant's employment because of any of the following events:
(i)	any act or failure to act by the Participant involving fraud, theft or embezzlement;
(ii)

the willful and continued failure of the Participant (A) to perform substantially the Participant's duties with SSML (other than any such failure resulting from incapacity due to physical or mental illness), or (B) the Participant's failure to follow the directions of an employee of SSML to whom such Participant reports;

(iii)	the willful engagement by the Participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to SSML or Seaspan; or
(iv)	any other grounds that would constitute just cause.

f)

"Change of Control" has the meaning ascribed to it in Schedule “A” attached hereto. For purposes of the Change of Control definition, "Seaspan" shall include any entity that succeeds to all or substantially all of the business of Seaspan.

g)	"Committee" means the Compensation Committee of the Board.
h)	"Company" means Seaspan and its direct and indirect subsidiaries and their respective successor entities.
i)	"Date of Termination" shall have the meaning given in Section 3(b).
j)

"Disability" means, in connection with any termination of a Participant's employment, a disability entitling him or her to long-term disability benefits under any applicable long-term disability plan of SSML, or in the absence of any such plan, the Participant's inability to perform his or her duties and responsibilities customary for an employee in the Participant's position for such period or periods as the Committee may determine, whether or not continuous, due to physical or mental incapacity or impairment as reasonably determined by a qualified physician.

k)	"Effective Date" means March 1, 2017.
l)	"Good Reason" means, with respect to any Participant, the occurrence of any of the following events after a Change of Control, without the Participant's prior written consent:
(i)	a reduction in the Participant's Base Salary;
(ii)

a material diminution in the Participant's responsibilities, duties or authorities in comparison to the responsibilities, duties or authorities of the Participant immediately prior to the Change of Control;

(iii)	a material diminution in the responsibilities, duties or authorities of the individual or body to whom the Participant reports;
(iv)

an assignment of the Participant to an office more than fifty (50) miles from the location where the Participant was based and performed services immediately prior to the Change of Control, provided that such change is a material change in the geographic location of the Participant's office; or

(v)	a material breach by SSML of the Participant's employment agreement or any other agreement under which the Participant provides services.

m)	"Participant" means an Employee who is listed in Schedule “B” attached hereto and employed at the time of the Change of Control. The list of Participants may be amended in accordance with Section 6 of the Plan.
n)

"Qualifying Termination" means a termination of a Participant's employment within two (2) years following a Change of Control, by (i) SSML other than for Cause, death or Disability or (ii) the Participant for Good Reason.

o)	"Release" shall have the meaning given in Section 3(f).
p)	"Severance Benefit" shall have the meaning given in Section 3(b).
q)

"Year of Service" means a twelve (12) month continuous period of employment or a portion of such period, including periods of authorized vacation, authorized leave of absence and short-term disability leave, with SSML or its predecessors or successors rounded up to the nearest whole number.

3.	Severance Benefits.

a)

Right to Severance Benefit. A Participant shall be entitled to receive from Seaspan a Severance Benefit in the amount provided in Section 3(b) if a Participant's employment is terminated due to a Qualifying Termination.

b)

Severance Benefits. If a Participant's employment is terminated due to a Qualifying Termination, Seaspan shall pay such Participant, within fifteen (15) days of the date the termination takes effect (the "Date of Termination") or, if later, on the date the Participant's Release ceases to be revocable, a lump sum in cash (the "Severance Benefit"). The Severance Benefit shall be the sum of such Participant's then current Base Salary and Bonus Amount equivalent to 24 months, less any statutory deductions. For purposes of this Section 3(b), the then current Base Salary shall be determined immediately prior to the Qualifying Termination (without regard to any reductions therein which constitute Good Reason for termination by such Participant). For the purpose of calculating the Bonus Amount for this Section 3(b), the cash equivalent of any share award granted to the Participant during the period used to determine the Bonus Amount shall be equal to the cash value of the shares as of the date the share award was originally granted to the Participant.

c)

Contractual Severance. Notwithstanding any provision of this Plan, if a Participant’s employment is terminated due to a Qualifying Termination and the Participant’s employment agreement with SSML contains provisions providing for payment of severance or other amounts triggered by such Qualifying Termination, the Participation shall only be entitled to receive the (i) the Severance Benefit or (ii) the severance or other amounts prescribed by the Participant’s employment agreement, whichever is greater.

d)	[Vesting provisions included in PSU grant documents and in Cash and Share Bonus Plan. “Full Vesting” provision deleted to avoid potential inconsistency.]
e)

Group Benefits. In the event that a Participant's employment is terminated due to a Qualifying Termination, the Participant’s group health, dental and life insurance benefits will continue for three months subject to permission of the benefits carriers. The Participant will also receive an amount equal to the monthly premiums for a period of six months and individuals will have the option to convert their group benefits to individual coverage subject to the terms of the benefits carrier.

f)

Other Benefits Payable. Nothing in the Plan shall prevent or limit a Participant's continuing or future participation in any benefit, bonus, incentive or other plan, program, arrangement or policy provided by SSML for which a Participant or a Participant's dependents may qualify. In the event that a Participant's employment is terminated due to a Qualifying Termination, amounts that are vested benefits or that a Participant or a Participant's dependents are otherwise entitled to receive under any plan, program, arrangement, or policy of SSML shall be payable by Seaspan in accordance with such plan, program, arrangement or policy. The Severance Benefit provided pursuant to Section 3(b) above shall be provided in addition to, and not in lieu of, all other accrued or vested or earned but deferred compensation, rights, options or other benefits which may be owed to a Participant upon or following termination, including but not limited to accrued vacation or sick pay, amounts or benefits payable under any bonus or other compensation plans, stock incentive plans, life insurance plans, health plans, disability plans or similar or successor plans.

g)

Release and Waiver. Notwithstanding any other provision of the Plan, the right of a Participant to receive a Severance Benefit hereunder shall be subject to the execution and non-revocation by the Participant of a release and waiver substantially in the form attached hereto as Schedule “C” (a "Release").

4.

Mitigation and Fees.  A Participant shall not be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to such Participant under any of the provisions of the Plan. Seaspan shall pay as incurred (within fifteen (15) days following Seaspan's receipt of an invoice from a Participant), to the full extent permitted by law, all legal fees and expenses that the Participant may reasonably incur as a result of any contest by Seaspan, the Participant or others of the validity or enforceability of, or liability under, any provision of the Plan or any guarantee of performance thereof provided that Seaspan shall not be obligated to reimburse a Participant for legal fees and expenses incurred in connection with a claim that is frivolous or maintained in bad faith and in such event Seaspan shall be entitled to recoup any such fees and expenses which it has already paid on behalf of the Participant.

5.	Controlling Law. The Plan shall be governed by the laws of the Province of British Columbia, without reference to the principles of conflicts of law.
6.

Amendments; Termination. Seaspan reserves the right to amend, modify, suspend or terminate the Plan at any time. Except for the removal of a Participant contemplated below, no such amendment, modification, suspension or termination after the occurrence of a Change of Control that has the effect of reducing or diminishing the right of any Participant shall be effective without the written consent of the Participant. SSML will review the Participants identified in Schedule “B” from time to time and the Chief Executive Officer of SSML may add or remove Participants (other than adding the CEO of SSML or Seaspan) with the prior written consent of Seaspan. Upon any addition or removal of a Participant from the Plan, Schedule “B” will be amended as required.

7.

Assignment. Seaspan shall require any corporation, entity, individual or other person who is the successor (whether direct or indirect by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all the business and/or assets of Seaspan to expressly assume and agree to perform, by a written agreement in form and in substance satisfactory to Seaspan, all of the obligations of Seaspan under the Plan. It is a condition of the Plan, and all rights of each person eligible to receive benefits under the Plan shall be subject hereto, that no right or interest of any such person in the Plan shall be assignable or transferable in whole or in part, except by operation of law, including, but not by way of limitation, lawful execution, levy, garnishment, attachment, pledge, bankruptcy, alimony, child support or qualified domestic relations order.

8.

Withholding. Seaspan may withhold from any amount payable or benefit provided under the Plan such federal, provincial, local, foreign taxes or any other statutory deduction as are required to be withheld pursuant to applicable law or regulation.

9.	Plan Controls. In the event of any inconsistency between the Plan document and any other communication regarding the Plan, the Plan document controls.

10.

Terms of Employment. Until the occurrence of a Change of Control, neither the establishment of the Plan, nor any modification thereof, nor the creation of any fund, trust or account, nor the payment of any benefits shall be construed as giving any Employee, or any person whomsoever, the right to be retained in the service of SSML.

11.

Indemnification.  To the extent permitted by law, Seaspan shall indemnify SSML from all claims for liability, loss, or damage (including the payment of expenses in connection with defense against such claims) arising from any act or failure to act in connection with the Plan.

12.	Joint and Several Liability. Seaspan and each of its direct and indirect subsidiaries shall be jointly and severally liable for all obligations of SSML under the Plan.

This Amended and Restated Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd. has been approved and adopted by the Board this 24th day of February, 2017.

SEASPAN CORPORATION

Per:	/s/ Gerry Wang
Name:	Gerry Wang
Title:	Chief Executive Officer

SEASPAN SHIP MANAGEMENT LTD.

Per:	/s/ Gerry Wang
Name:	Gerry Wang
Title:	President & CEO

SCHEDULE “A”

Definition of Change of Control

“Change of Control” means:

a)

the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of Seaspan’s assets, except such a disposition to a member of the Existing Ownership Group;

b)

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than a majority of Seaspan’s Voting Securities (unless such “person” is a member of the Existing Ownership Group), measured by voting power rather than number of shares;

c)	a change in directors after which a majority of the members of the Board are not Continuing Directors; or
d)

the consolidation of Seaspan with, or the merger of Seaspan with or into, any “person” (other than a member of the Existing Ownership Group), or the consolidation of any “person” (other than a member of the Existing Ownership Group) with, or the merger of any “person” (other than a member of the Existing Ownership Group) with or into, Seaspan, in any such event pursuant to a transaction in which any of the outstanding Common Shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where Seaspan’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

For the purpose of the above definition, the following terms will have the following meaning:

“Affiliates” means, with respect to any Person as at any particular date, any other Persons that directly or indirectly, through one or more intermediaries, are Controlled by, controls or are under common Control with the Person in question, and Affiliate means any one of them.

“Board” means the board of the directors of Seaspan as the same may be constituted from time to time.

“Common Shares” means the Class A common shares, par value $0.01 per share, of Seaspan.

“Continuing Directors” means, as of any date of determination, any member of the Board who (i) was a member of the Board as of the Effective Date, or (ii) was nominated for election or elected to the Board with the approval of a majority of the directors then still in office who were either directors as of the Effective Date or whose nomination or election was previously so approved.

“Control” or “Controlled” means, with respect to any Person, the right to elect or appoint, directly or indirectly, a majority of the directors of such Person or a majority of the Persons who have the right, including any contractual right, to manage and direct the business, affairs and operations of such Person, or the possession of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of Voting Securities, by contract, or otherwise.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Ownership Group” means:

a)	any of Dennis Washington, Kyle Washington, Kevin Washington, Gerry Wang or Graham Porter or their estate, spouse or descendants;
b)	any trust for the benefit of the persons listed in a) above; or
c)	any Affiliate of any of the persons listed in a) or b) above.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, trust or trustee, unincorporated organization, association, government, government agency or political subdivision thereof, or other entity.

“Public Offering” means the initial public offering of Common Shares of Seaspan.

“Voting Securities” means securities of all classes of a Person entitling the holders thereof to vote on a regular basis in the election of members of the board of directors or other governing body of such Person.

SCHEDULE “B”

List of Participants

SCHEDULE “C”

Form of Release

Participants will sign a release including the following terms:

A.WHEREAS the above parties wish to amicably resolve all issues arising out of the Employee’s employment and its cessation;

B.AND WHEREAS the Employee has agreed to accept from Seaspan Corporation (“Seaspan”) severance pay in the sum of [SPELL OUT LUMP SUM AMOUNT IN CAPITALS ($insert numbers in brackets)], less statutory deductions which are to be withheld by Seaspan and remitted directly to Canada Revenue Agency, to be paid to the Employee in accordance with the attached letter of instructions marked Exhibit “A”.

C.AND WHEREAS the Employee agrees that he or she will have no further claim against Seaspan, Seaspan Ship Management Ltd. (the “Employer”) or their respective affiliates or any of their respective directors, officers, employees, shareholders, agents, contractors, servants, predecessors, successors or assigns (the “Released Parties”), arising out of or in any way related to the employment or the termination of the Employee’s employment.

FOR AND IN CONSIDERATION of these premises and of the payment of [SPELL OUT LUMP SUM AMOUNT IN CAPITALS ($insert numbers in brackets)] less statutory deductions which are to be withheld by the Employer and remitted directly to Canada Revenue Agency, and the other considerations, as directed in the attached letter of instructions marked Exhibit “A”, [INSERT NAME IN CAPITALS] does for him/herself and his/her heirs, executors, administrators, agents and assigns, hereby remise, release and forever discharge the Released Parties of and from all manner of action, causes of action, suits, debts, contracts, claims, demands, and damages of any nature or kind that [INSERT NAME IN CAPITALS] now has or at any time hereafter, can, shall or may have against the Released Parties, in any way arising or resulting from any cause, matter, or any claim whatsoever arising out of or in any way relating to:

i)	[INSERT NAME IN CAPITALS]’s employment with the Employer;
ii)	the termination of [INSERT NAME IN CAPITALS]’s employment with the Employer;
iii)

the loss of any benefits including, without limiting the generality of the foregoing, any insurance, medical, disability, pension or other plans or benefits sponsored by or in any way associated with the Released Parties or [INSERT NAME IN CAPITALS]’s employment with the Employer; and

iv)

without limiting the generality of the foregoing, any complaints or claims made or that could be made by [INSERT NAME IN CAPITALS] against the Released Parties pursuant to any statute in any jurisdiction including the British Columbia Human Rights Code, the British Columbia Employment Standards Act, and Part 3 of the Workers Compensation Act.

IT IS UNDERSTOOD AND AGREED THAT this settlement is a compromise of a disputed claim and that the settlement and consideration for this Release shall not be deemed to be or construed as an admission of liability by the Released Parties.

IT IS FURTHER UNDERSTOOD AND AGREED THAT this Release is executed and the consideration accepted by [INSERT NAME IN CAPITALS] for the purpose of making a full, final and irrevocable settlement of any and all claims whatsoever and howsoever arising against the Released Parties which are the subject matter of this Release.

IT IS FURTHER UNDERSTOOD AND AGREED THAT [INSERT NAME IN CAPITALS] shall not make any further claim or take any proceedings whatsoever, including, without limitation, any judicial proceeding before any court or tribunal, against the Released Parties or any other person, corporation or other legal entity who might claim contribution or indemnity from the Released Parties, in respect of matters which are the subject matter of this Release.

IT IS FURTHER UNDERSTOOD AND AGREED THAT [INSERT NAME IN CAPITALS] will indemnify the Released Parties for and undertakes to hold harmless the Released Parties from any liability for repayment, tax, penalty, interest or any other amount or kind whatsoever arising under one or more of the Income Tax Act (Canada), the Income Tax Act (British Columbia), the Canada Pension Plan (Canada), the Employment Insurance Act (Canada) or any other similar statute of Canada or a Province or Territory or any other jurisdiction thereof, that arises in respect of matters which are the subject matter of this Release.

IT IS FURTHER UNDERSTOOD AND AGREED THAT the terms of this settlement are strictly confidential and [INSERT NAME IN CAPITALS] agrees and undertakes that s/he will not disclose the terms of this settlement, the content of any discussions or negotiations regarding settlement, or the consideration for this Release save, and only to the extent necessary, to his/her professional advisors, to his/her spouse, pursuant to an Order of a Court of competent jurisdiction, or required by operation of law and that such person(s) will be instructed to keep the disclosure wholly confidential. [INSERT NAME IN CAPITALS] agrees that s/he will repay all of the settlement funds to Seaspan in the event s/he or his/her spouse breaches this agreement of confidentiality.

[INSERT NAME IN CAPITALS] FURTHER AGREES that s/he will not directly or indirectly make any verbal or written comment or statement to any person or entity, including the press, intended or reasonably likely to reflect negatively on or harm the reputation of Seaspan, the Employer or any of their affiliates or personnel.

[INSERT NAME IN CAPITALS] ACKNOWLEDGES, AGREES AND REPRESENTS that s/he has read and understood this Release, that this Release contains the entire agreement between the Employee, [INSERT NAME IN CAPITALS], Seaspan and the Employer, that s/he has had the opportunity to and/or obtained independent legal advice, that this Release contains a full and final release of all his claims against the Released Parties, and that the terms hereof are acknowledged to be contractual and not a mere recital.

IN WITNESS WHEREOF, Seaspan Corporation, Seaspan Ship Management Ltd. and the said Employee, [INSERT NAME IN CAPITALS], have hereunto set their hands this      day of ______________, 20___.